                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

        For the fiscal year end        December 31, 2000
                                ------------------------------------------------

                                       OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

        For the transition period from               to
                                       -------------    ------------------------


        Commission file number             333-3250
                                 -----------------------------------------------



A.      Savings and Profit Sharing Plan for Employees of First Interstate

                                BancSystem, Inc.
     -----------------------------------------------------------------------
                            (Full title of the plan)

                                  Same as below
     -----------------------------------------------------------------------
     (Address of the plan, if different from that of the issuer named below)



B.                       First Interstate BancSystem, Inc.
     -----------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)

       401 North 31st Street, P.O. Box 30918, Billings, Montana 59116-0918
     -----------------------------------------------------------------------
                (Address of issuer's principal executive office)

                                  [KPMG LOGO]















                         SAVINGS AND PROFIT SHARING PLAN
                        FOR EMPLOYEES OF FIRST INTERSTATE
                                BANCSYSTEM, INC.

                       Financial Statements and Schedules

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.


                                TABLE OF CONTENTS



Independent Auditors' Report

Statements of Net Assets Available for Benefits - December 31, 2000 and 1999

Statement of Changes in Net Assets Available for Benefits - Year Ended December 31, 2000

Notes to Financial Statements

                                                                                         Schedule
                                                                                         --------
Schedule of Assets Held for Investment Purposes - December 31, 2000......................     1

Schedule of Reportable Transactions - December 31, 2000..................................     2

                               [KPMG LETTERHEAD]




                          INDEPENDENT AUDITORS' REPORT



Administrative Committee of the
   Savings and Profit Sharing Plan for Employees of
   First Interstate BancSystem, Inc.:


We have audited the accompanying statements of net assets available for benefits of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                        /s/ KPMG LLP


Billings, Montana
May 31, 2001

                SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.

                 Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999


                                                            2000                  1999
                                                     -------------------   -------------------
Cash                                                 $       59,056             1,477,642

Investments, at fair value                               57,813,316            57,107,401

Accrued interest and dividends                               17,648                37,146
                                                     -------------------   -------------------

        Net assets available for benefits            $   57,890,020            58,622,189
                                                     ===================   ===================


See accompanying notes to financial statements.

                SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2000


Additions to net assets attributed to:
     Investment income:
        Interest and dividends                                             $
        Net depreciation in fair value of                                       2,509,557
           investments                                                         (5,699,770)
                                                                           -------------------

                                                                               (3,190,213)
                                                                           -------------------

     Contributions:
        Employee                                                                2,448,881
        Employer                                                                2,667,356
        Rollover                                                                  383,925
                                                                           -------------------

                                                                                5,500,162
                                                                           -------------------

              Total additions                                                   2,309,949

Deductions from net assets attributed to - benefits
     paid to participants                                                       3,042,118
                                                                           -------------------


              Net decrease                                                       (732,169)

Net assets available for benefits:
     Beginning of year                                                         58,622,189
                                                                           -------------------

     End of year                                                           $   57,890,020
                                                                           ===================


See accompanying notes to financial statements.

                SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.

                          Notes to Financial Statements

                           December 31, 2000 and 1999






(1)    DESCRIPTION OF THE PLAN

       The following description of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (A)    GENERAL

              The Plan is a defined contribution plan covering all employees of the First Interstate BancSystem, Inc.'s (the Company) member banks [see note (1)(g)] who have one year of service and have completed at least 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (B)    CONTRIBUTIONS

              Employees may elect to contribute up to 15% of their compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

              The employer is required to make a matching contribution equal to 125% of the first 4% of compensation contributed by the employee. The member banks may also, at the sole discretion of the board of directors, make a profit sharing contribution on behalf of eligible employees.

       (C)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's and allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings, account balances or compensation, as defined.

       (D)    VESTING

              All participants are 100% vested in the employee and employer contributions plus actual earnings thereon.

       (E)    INVESTMENT OPTIONS

              Upon enrollment in the Plan, a participant may direct contributions in any of the following investment options:

                  Spartan Money Market Fund - Funds are invested in securities whose interest is exempt from state and local income taxes.

                  Accessor Mortgage Securities Fund - Funds are invested in mortgage related securities.

                  Vanguard Intermediate - Term Treasury Fund - Funds are invested in fixed income securities.

                  Accessor Growth Fund - Funds are invested in equity securities with greater than average growth characteristics.

                                       1                             (Continued)

                SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.

                          Notes to Financial Statements

                           December 31, 2000 and 1999





                  Accessor Intermediate Fixed Income Fund - Funds are invested in fixed income with durations between three and ten years.

                  Accessor International Equity Fund - Funds are invested in equity securities of companies domiciled in countries other than the United States.

                  Columbia Fixed Income Securities Fund - Funds are invested in a broad range of investment-grade, fixed income securities with intermediate - to long-term maturities.

                  Federated GNMA Fund - Funds are invested primarily in instruments issued or guaranteed by the Government National Mortgage Association.

                  SEI Index Fund - Funds are invested in a diversified portfolio of securities to provide investment results that correspond to the aggregate price and dividend performance of the securities in the Standard and Poor's 500 Composite Stock Price Index.

                  Harbor International Fund - Funds are invested in non-U.S. equity securities.

                  Accessor Value & Income Fund - Funds are invested in income producing equity securities selected from the Standard and Poor's 500 Composite Stock Price Index.

                  Accessor Short Intermediate Fixed Income Fund - Funds are invested in fixed income securities with duration of between one and five years.

                  Accessor Small to Mid Cap Fund - Funds are invested in equity securities of small to medium capitalization issuers.

              A participant may not contribute to, but may direct transfers from any investment, into the following investment option:

                  First Interstate BancSystem, Inc. Stock - Funds are invested in First Interstate BancSystem, Inc. stock (Company Stock). A participant's investment in Company Stock is limited to 50% of the participant's account balance, as defined.

                  As of December 31, 2000 and 1999, plan assets invested in Company Stock were 32% and 34% of net assets available for benefits, respectively.

       (F)    PAYMENT OF BENEFITS

              On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or a series of annual installments over a period of up to ten years. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.





                                       2                             (Continued)

                SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.

                          Notes to Financial Statements

                           December 31, 2000 and 1999





       (G)    MEMBERS OF PLAN

              Members of the Plan include First Interstate BancSystem, Inc. and the following subsidiaries:

                  -   First Interstate Bank Montana

                  -   First Interstate Bank Wyoming

                  -   Commerce Financial, Inc.

                  -   FIB Capital Trust

                  -   i_Tech Corporation

 (2)   SUMMARY OF ACCOUNTING POLICIES

       (A)    BASIS OF ACCOUNTING

              The financial statements of the Plan are prepared using the accrual method of accounting.

       (B)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (C)    INVESTMENTS

              Investment assets, with the exception of the Company Stock, are valued at their quoted market prices. Company Stock is valued based on an independent appraisal prepared by Alex Sheshunoff & Co. Investment Banking. The appraised fair market value of a share of Company stock was $38 and $40 at September 30, 2000 and September 30, 1999, respectively.

              Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

       (D)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (E)    NEW ACCOUNTING PRONOUNCEMENTS

              In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

              SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet determined the impact of SFAS No. 133 on the Plan financial statements.


                                       3                             (Continued)

                SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.

                          Notes to Financial Statements

                           December 31, 2000 and 1999



(3)    INVESTMENTS

       Through December 19, 2000, the Plan's investments were held in trust by the Trust Financial Services Division of First Interstate Bank in Montana. Effective December 19, 2000, the plan changed trustees for its investments, exclusive of First Interstate BancSystem, Inc. stock and the Loan Fund, to Fidelity Management Trust Company. The following table presents the fair values of investments, as determined by quoted market price or appraisal, as of December 31:

                                                                    2000                               1999
                                                       --------------------------------   --------------------------------
                                                         NUMBER OF                          NUMBER OF
                                                         SHARES OR                          SHARES OR
                                                         PRINCIPAL                          PRINCIPAL
                                                          AMOUNT          FAIR VALUE         AMOUNT          FAIR VALUE
                                                       --------------    --------------   --------------    --------------
Investments at estimated fair value as
  determined by quoted market price:
    Spartan Money Market                                3,193,815        $ 3,193,815            -           $      -
    Accessor U.S. Government Money Fund
                                                             -                  -          5,026,351          5,026,351
    Accessor Mortgage Securities Fund                     217,179          2,719,083         200,933          2,407,177
    Vanguard Intermediate - Term Treasury
       Fund                                                38,867            421,706          39,690            402,060
    Accessor Growth Fund                                  248,339          6,652,997         190,938          6,698,107
    Accessor Intermediate Fixed Income Fund               212,318          2,477,755         192,335          2,173,386
    Accessor International Equity Fund                    143,536          2,163,084         112,658          2,424,406
    Columbia Fixed Income Securities Fund                  36,731            476,406          42,931            534,063
    Federated GNMA Fund                                    46,809            522,853          46,183            497,395
    SEI Index Fund                                         80,396          3,284,181          76,727          3,491,095
    Harbor International Fund                              45,625          1,600,977          37,284          1,560,709
    Accessor Value & Income Fund                          380,073          7,833,297         249,159          5,157,599
    Accessor Short Intermediate Fixed Income
        Fund                                              167,602          2,007,874         156,482          1,851,179
    Accessor Small to Mid Cap Fund                        287,574          5,739,969         186,448          5,106,811
    Loan Fund                                             137,508            137,508         121,583            121,583
Investments at estimated fair value as
  determined by appraisal:
    First Interstate BancSystem, Inc. Stock               488,995         18,581,811         491,387         19,655,480
                                                                         --------------                     --------------

                                                                         $57,813,316                        $57,107,401
                                                                         ==============                     ==============


       The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $5,699,770 in 2000, and appreciated in value by $6,023,880 in 1999.



                                       4                             (Continued)

                SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.

                          Notes to Financial Statements

                           December 31, 2000 and 1999







(4)    PARTICIPANT LOANS

       Participant loans are limited to lesser of (a) 50% of the participant's vested account balance or (b) $50,000, reduced by the excess, if any, of
       (i) the participant's highest outstanding loan balance during the previous year, over (ii) the participant's outstanding loan balance on the date the loan is made. Loan terms shall not exceed the earlier of (a) 15 years if the loan is for the purchase of a principal residence of the borrower, (b) 5 years for all other loans, or (c) upon termination of employment of the borrower. The loans are secured by the balance in the participant's account and bear a rate of interest which is commensurate with the interest rates being charged at the time such loan is made under similar circumstances by financial institutions in the community in which the Company's principal office is then located. Interest rates on the participant loans outstanding at December 31, 2000 ranged from 7% to 10.5%. Principal and interest is paid ratably through monthly payroll deductions.

(5)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(6)    TAX STATUS

       The Internal Revenue Service has determined and informed the Company by letter dated January 9, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code
       (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)    ADMINISTRATIVE EXPENSES

       Through December 19, 2000, the Trust Financial Services Division of First Interstate Bank in Montana held the Plan's assets in trust and performed the recordkeeping for the Plan. Effective December 19, 2000, Fidelity Management Trust Company holds the Plan's assets in trust and Rocky Mountain Employee Benefits, Inc. performs the recordkeeping for the Plan, exclusive of First Interstate BancSystem, Inc. stock and the Loan Fund. The administrative fees related to these services performed for the Plan are paid by the Company.

(8)    FAIR VALUE OF FINANCIAL INSTRUMENTS

       The following methods and assumptions were used to estimate the fair value of each class of the Plan's financial instruments:

           Investments.  See Note 2(c) regarding investment valuation.

           Participant Loans. The carrying amounts approximate fair value because of the short maturity of those instruments and the rates of interest associated with payments under the agreements approximate the current borrowing rates available to participants for agreements with similar characteristics.

                                                                      SCHEDULE 1

                SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.


                 Schedule of Assets Held for Investment Purposes

                                December 31, 2000



                                                Description of investment
       Identity of issue,                       including maturity date,
        borrower, lessor                      rate of interest, collateral,                                 Current
        or similar party                          par or maturity value                                      value
        ----------------                          ---------------------                                      -----
Fidelity Investments                      Spartan Money Market Fund                                   $     3,193,815
Accessor Capital Management               Accessor Mortgage Securities Fund                                 2,719,083
The Vanguard Group                        Vanguard Intermediate - Term Treasury Fund                          421,706
Accessor Capital Management               Accessor Growth Fund                                              6,652,997
Accessor Capital Management               Accessor Intermediate Fixed Income Fund                           2,477,755
Accessor Capital Management               Accessor International Equity Fund                                2,163,084
Columbia Funds                            Columbia Fixed Income Securities Fund                               476,406
Federated Securities Corp.                Federated GNMA Fund                                                 522,853
Financial Services Company                SEI Index Fund                                                    3,284,181
Harbor Fund                               Harbor International Fund                                         1,600,977
Accessor Capital Management               Accessor Value & Income Fund                                      7,833,297
Accessor Capital Management               Accessor Short Intermediate Fixed Income
                                          Fund                                                              2,007,874
Accessor Capital Management               Accessor Small to Mid Cap Fund                                    5,739,969
Savings and Profit Sharing Plan           Loans to plan participants
     for Employees of First Interstate
     BancSystem, Inc.                                                                                         137,508
First Interstate BancSystem, Inc.*        Common stock of First Interstate
                                            BancSystem, Inc.                                               18,581,811
                                                                                                       --------------

                                                                                                      $    57,813,316
                                                                                                       ==============


* party in interest to the Plan

See accompanying independent auditors' report.

                                                                      SCHEDULE 2

                SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF
                        FIRST INTERSTATE BANCSYSTEM, INC.

                       Schedule of Reportable Transactions

                          Year Ended December 31, 2000


         IDENTITY OF
       PARTY INVOLVED                   DESCRIPTION OF ASSET                 PURCHASE PRICE       SELLING PRICE         LEASE RENTAL
       --------------                   --------------------                 --------------       -------------         ------------
Accessor Capital Management          Accessor U.S. Government Money Fund             --             3,164,981                --

Fidelity Investments                 Spartan Money Market Fund                  3,164,981                --                  --


                                                                                               CURRENT VALUE
                                            EXPENSE                                             OF ASSET ON
                                         INCURRED WITH                                          TRANSACTION               NET
                                          TRANSACTION              COST OF ASSET                    DATE              GAIN (LOSS)
                                          -----------              -------------                    ----              -----------
Accessor Capital Management                    --                    3,164,981                    3,164,981                --

Fidelity Investments                           --                    3,164,981                    3,164,981                --



See accompanying independent auditors' report.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM,
INC.




JUNE 11, 2001                          /s/ BRUCE C. PARKER
---------------                        -------------------------
      Date                                 Bruce C. Parker
                                           President, Trust Investment Services

                        FIRST INTERSTATE BANCSYSTEM, INC.

                                  EXHIBIT INDEX



Exhibit                             Document


 23.1        Consent of KPMG LLP, Independent Certified Public Accountants.